

Jorge Rivas · 3rd

Marketing & Ideas en Rivas Eventos / Partner en NAVISYO

Vigo, Galicia, Spain · 500+ connections · **Contact info**

 **Navisyo**

 **ESIC Business & Mar**
School

Experience



Partner / VP International Sales

Navisyo · Self-employed

Sep 2020 – Present · 4 mos

España

 **Navisyo Introduction
Video v.01 Spanish**



Corporate Event Planner

RIVAS EVENTOS

Apr 2019 – Present · 1 yr 9 mos

España



B2B Sales Manager

Pérez Rumbao Car, Concesionario Oficial Audi y Volkswagen en Vigo

Feb 2018 – Apr 2019 · 1 yr 3 mos

Vigo y alrededores, España



Area Sales Representative

ALD Automotive España

Oct 2016 – Mar 2018 · 1 yr 6 mos
Galicia

Yacht Broker & Charter Management.
BOATS4U Yacht Consulting
Feb 2015 – Oct 2016 · 1 yr 9 mos

Show 5 more experiences ⌄

Education



ESIC Business & Marketing School
Master's degree, Marketing and Business Management
2006 – 2007



IESIDE
Finance and Accounting Course, Contabilidad y finanzas
2008 – 2008



Universidad Alfonso X El Sabio
Licentiate degree, Law
2000 – 2005

Licenses & certifications



B2B Sales Programme
JustB2B
Issued Feb 2019 · Expired Feb 2019



MYBA Superyacht Brokers Seminar
MYBA The Worldwide Yachting Association

Skills & endorsements

Negotiation · 6

Marina Couceiro Vieitez and 5 connections have given endorsements for this skill

International Sales · 5

Konstantinos Saltouridis and 4 connections have given endorsements for this skill

Marketing · 4

PEDRO MURILLO and 3 connections have given endorsements for this skill

Show more ⌄



